August 20, 2024

U.S. SEC

Washington, D.C. 20549

ATTN: Division of Corporation Finance

Blaise Rhodes, Angela Lumley

Re:	Kinetic Group, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2023
Form 10-Q for the Fiscal Quarter Ended March 31, 2024
Response dated July 9, 2024
File No. 333-216047

Dear Sir or Madam:

On July 23, 2024 we requested additional time to respond to your letter dated July 22, 2024. Management continues to work on engaging an audit firm and expects to have the process complete in the next fifteen days. Therefore, we request an additional fifteen days to respond to the entire letter.

Notwithstanding our best effort to engage an audit firm, should Management not engage an audit firm in the aforementioned time period, we will answer the questions raised in the July 22nd letter to the best of our ability.

Thank you for your kind consideration.

/s/ Roberto Mora C.

Roberto Mora C.

Chief Financial Officer

Kinetic Group Inc. – 2801 NW 74th Avenue, Miami FL 33122 – Phone: (786)-7126827